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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH, 2001

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            SEAGOE INDUSTRIAL ESTATE
                                   CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X]  Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]     No [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          .)

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                                EXPLANATORY NOTE

I.  PURPOSE OF FILING

     The purpose of this filing is to disclose that on March 30, 2001 Galen Holdings Public Limited Company ("Galen") entered into a supplemental indenture by and among Warner Chilcott, Inc. ("WCI"), Warner Chilcott Public Limited Company ("WCplc"), Galen and The Bank of New York, whereby Galen has provided a joint and several guaranty with WCplc (the "Guaranty"), of WCI's obligations under its Senior Notes due 2008 (the "Notes"). WCI and WCplc are wholly owned subsidiaries of Galen. Other than with respect to its guarantee of the Notes, Galen has not otherwise become subject to the provisions of the indenture governing the Notes. The Supplemental Indenture and the Guaranty are attached as exhibits to this report.

II.  SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 4, 2001                             GALEN HOLDINGS PUBLIC LIMITED COMPANY

                                          /s/ R. G. ELLIOTT
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                                          Name:  R. G. Elliott
                                          Title:   Chief Financial Officer
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                                    EXHIBITS

     99.1 Supplemental Indenture and Guarantee dated March 30, 2001 by and among Warner Chilcott, Inc., Warner Chilcott Public Limited Company, Galen and The Bank of New York.